Exhibit 17.6

NEWS RELEASE

July 22, 2013

First Trinity Financial Corporation, a Tulsa-based life insurance holding company, announced today that it had filed a lawsuit in the District Court of Tulsa County, Oklahoma (Case No. CJ-2013-03385), against Wayne Pettigrew and Group & Pension Planners, Inc. The lawsuit alleges that Pettigrew made false and defamatory statements in letters and press releases about First Trinity and its CEO, Gregg Zahn. The lawsuit also states that Pettigrew, whoresigned as a director of First Trinityon May 1st of this year after he was notified that he was not selected to serve for another term, breached his fiduciary duty to First Trinity by making false and defamatory statements while he was a member of the board of directors. The lawsuit states that the defamatory statements were intended to destroy Mr. Zahn's reputation and to interfere with First Trinity's business relationships.

The board of directors reviewed Mr. Pettigrew's accusations when they were first circulated and, as the result, the board concluded that the accusationswere false and misleading as described in the lawsuit. In this process the board was advised by experienced independent counsel engaged for the purpose of the review.

Keith Ward,First Trinity's litigation counsel, said, "The harm to a public company that occurs when untruthful and reckless statements like those made by Mr. Pettigrew is nearly immeasurable.Mr. Pettigrew was not invited to continue as a member of the board of directors earlier this year. Apparently as a result, he has taken it on himself to punish First Trinity by false accusations and innuendoes."

The lawsuit, which was also filed on behalf of Mr. Zahn, includes allegations of fraud, deceit and outrage. First Trinity seeks actual and punitive damages.

About First Trinity Financial Corporation

First Trinity Financial Corporation (www.firsttrinityfinancial.com) is a financial holding company with its home office in Tulsa, Oklahoma. First Trinity is registered with the Securities and Exchange Commission but its stock does not trade on an exchange. First Trinity was incorporated in 2004 with the purpose of forming a life insurance company. It now has two wholly owned subsidiaries in those businesses. Trinity Life Insurance Company and Family Benefit Life Insurance Company. First Trinity is owned by over 4,500 shareholders.

For information contact:

Keith A. Ward, Esq.

1874 S. Boulder

Tulsa, OK 74119

(918)764-9011

keith@keithwardlaw.com

Or

Jeffrey J. Wood

Chief Financial Officer

First Trinity Financial Corporation

7633 East 63rd Place, Suite 230

Tulsa, OK 74133-1246

(918)249-2438 (Phone)

(918)249-2478 (Fax)

jwood@firsttrinityfinancial.com